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                                                      OMB Number: 3235-0145
                        UNITED STATES                 Expires: December 31, 1997
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                                  SCHEDULE 13D
                                 (Rule 13D-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                             KIRLIN HOLDING CORP. .
                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
                           (Title Class of Securities)


                                   497629 10 5
                                 (CUSIP Number)


                              Peter M. Ziemba, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                                 (212) 818-8800
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 5, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                          -------------------------
CUSIP No. 497 629 10 5                  13D                  Page 2 of 6 Pages
-----------------------------                          -------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Anthony J. Kirincic
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                         (b)|X|

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           |_|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
--------------------------------------------------------------------------------
                      |       7          SOLE VOTING POWER
                      |
                      |                           391,046
          NUMBER OF   |---------------------------------------------------------
           SHARES     |       8          SHARED VOTING POWER
        BENEFICIALLY  |
          OWNED BY    |                           0
            EACH      |---------------------------------------------------------
          REPORTING   |       9          SOLE DISPOSITIVE POWER
           PERSON     |
            WITH      |                           391,046
                      |---------------------------------------------------------
                      |    10         SHARED DISPOSITIVE POWER
                      |
                      |                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    391,046
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    28.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

                  The class of equity securities to which this Schedule relates is the common stock, $.0001 par value ("Common Stock"), of Kirlin Holding Corp. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 6901 Jericho Turnpike, Syosset, New York 11791.

                  The  percentage  of  beneficial  ownership  reflected  in this
Schedule is based upon 1,302,330 shares of Common Stock outstanding on September 30, 1996, which number has been obtained from Issuer's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996.


Item 2.  Identity and Background

(a) Name: This Schedule is being filed on behalf of Anthony J. Kirincic ("Kirincic").

(b) Business Address: Kirincic has a business address of c/o Kirlin Securities, Inc., 6901 Jericho Turnpike, Syosset, New York 11791.

(c) Principal Business: Kirincic is the President and Chief Financial Officer of the Company and its wholly-owned subsidiary, Kirlin Securities, Inc. The Issuer, through its subsidiary, is primarily engaged in securities brokerage, securities trading and investment banking.

(d) During the last five years, Kirincic has not been convicted in any criminal proceeding.

(e) During the last five years, Kirincic has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amounts of Funds or Other Consideration

                  Kirincic expended $70,000 in personal funds in connection with the acquisition of beneficial ownership of the additional shares of Common Stock which causes this Schedule to be filed.


Item 4.  Purpose of Transaction

                  On December 5, 1996, Kirincic acquired by purchase in a private transaction 35,000 shares of Common Stock for an aggregate purchase price of $70,000. Kirincic may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Kirincic has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (although in connection with the proposed adoption of new requirements for quotation of the Issuer's Common Stock on The Nasdaq SmallCap Market it is expected that the Issuer may increase its Board of Directors to include one or more additional "independent" directors); any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws

                                     3 of 6
or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.


Item 5.  Interest in Securities of the Issuer

                  (a) Kirincic beneficially owns 391,046 shares of Common Stock, or approximately 28.8% of the outstanding shares of Common Stock of the Issuer. This includes (A) 48,000 shares of Common Stock issuable upon the exercise of stock options granted to Kirincic by the Issuer, and (B) 8,046 shares of Common Stock issuable upon the exercise of warrants issued to Kirincic by the Issuer, all of which options and warrants are currently exercisable or exercisable within 60 days. The number of shares indicated does not include 15,000 shares of Common Stock issuable upon exercise of stock options granted to Kirincic by the Issuer that do not become exercisable until January 12, 1998.

                  (b) Kirincic has sole voting and dispositive power with respect to the 335,000 shares of Common Stock owned by him. Upon his exercise of the options and warrants, Kirincic will have sole voting and dispositive power over the shares of Common Stock issuable upon exercise of such options and warrants.

                  (c) On December 5, 1996, Kirincic acquired 35,000 shares of Common Stock at a price of $2.00 per share in a private transaction.

                  (d) No one other than Kirincic has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Kirincic.

                  (e)      Not applicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer

                  Pursuant to a Stock Option Agreement, dated January 12, 1996, between the Issuer and Kirincic, the Issuer granted to Kirincic an option to purchase 33,000 shares of Common Stock. This option becomes exercisable, at a price of $5.50 per share, as follows: 18,000 on January 12, 1997; and 15,000 on January 12, 1998. The option expires on January 11, 2001.

                  Pursuant to a Purchase Option Agreement, dated January 18, 1995, between the Issuer and Kirincic, the Issuer granted to Kirincic an option to purchase 8,046 shares of Common Stock. This option is exercisable, at an exercise price of $11.00 per share, commencing on November 14, 1995 and expiring on November 13, 1999.

                  Pursuant to a Stock Option Agreement, dated August 1, 1994, between the Issuer and Kirincic, the Issuer granted to Kirincic an option to purchase 30,000 shares of Common Stock. This option becomes exercisable at an exercise price of $11.00 per share, as follows: 10,000 on December 31, 1994; 10,000 on December 31, 1995; and 10,000 on December 31, 1996. The option expires on July 31, 1999.

Item 7.  Materials to be Filed as Exhibits

                                     4 of 6

Exhibit 1 Stock Option Agreement, dated January 12, 1996, between the Issuer and Kirincic granting Kirincic an option to purchase 33,000 shares of Common Stock, incorporated by reference to Exhibits 10.6 and 10.6.1 to Issuer's Form 10-KSB for the fiscal year ended December 31, 1995.

Exhibit 2 Purchase Option, dated January 18, 1995, between the Issuer and Kirincic granting Kirincic an option to purchase 8,046 shares of Common Stock, incorporated by reference to Exhibit 4.2 to Issuer's Registration Statement on Form SB-2 declared effective November 14, 1994.


Exhibit  3                 Stock  Option  Agreement,   dated  August  1,  1994,
                           between the Issuer and Kirincic granting Kirincic an option to purchase 30,000 shares of Common Stock, incorporated by reference to Exhibits 10.4 and 10.4.1 to Issuer's Registration Statement on Form SB-2 declared effective November 14, 1994.


                                     5 of 6

                                    SIGNATURE


                  After reasonable inquiry and to the best of knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated: April 3, 1997

                                              By:    /s/ Anthony J. Kirincic
                                                 ------------------------------
                                                        Anthony J. Kirincic


                                     6 of 6